SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMERICA MOVIL S.A. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

AMÉRICA MÓVIL'S FIRST QUARTER OF 2004 FINANCIAL AND OPERATING REPORT

Mexico City, April 27, 2004 - América Móvil, S.A. de C.V. ("América Móvil") [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the first quarter of 2004.

  In the first quarter of the year, América Móvil consolidated its position as the leading wireless operator in Latin America . We added 2.9 million subscribers, including 1.13 million in Mexico , 436 thousand in Brazil and 969 thousand in our other Latin American operations. In addition, our U.S. operations gained 395 thousand subscribers in the period. By the end of March América Móvil's wireless subscribers totaled 46.7 million and our fixed lines 1.7 million, for a combined figure of 48.3 million lines.

  América Móvil remains the largest operator in the Americas in terms of equity wireless subscribers, with 45.7 million. Equity subscribers are total subscribers weighted by the ownership interest held in the operating subsidiaries.

  Telcel's subscriber base reached 24.6 million at the end of March. Since the consolidation of the Mexican wireless market began in 2002, Telcel has seen a slight increase in its market share. Its main competitor in terms of revenues has targeted a specialized segment of the market, which Telcel will be able to cover more efficiently with the introduction, expected to take place in the fourth quarter of this year, of “push-to-talk” services.

  First quarter revenues increased 55.8% year-on-year, to 27.9 billion pesos. EBITDA reached 9.8 billion pesos in the quarter, 45.5% more than a year before.

  Operating profits were up 36.4% on an annual basis, to 5.3 billion pesos, leading to a net profit of 4.2 billion pesos in the quarter, 35.5% greater than the one registered in the same period of 2003.

  Net debt fell by 97 million dollars in the first quarter, to 3.4 billion dollars, in spite of our having repurchased shares in the amount of 260 million dollars and paid 49 million dollars for a 49% stake in Nicaraguan company Enitel. The net debt to EBITDA ratio had come down to under 1.1 times by the end of March.

  Through the issuance of debt in the amount of 1.6 billion dollars in the international capital markets and 350 million dollars in the bank market, América Móvil has completed the refinancing of obligations coming due in 2004 and prepaid most of its debt maturing in 2005.
América Móvil Fundamentals
Constant Mex$
	1Q04	1Q03

EPS (Mex$)*	0.33	0.24
Earnings per ADR (US$)**	0.60	0.44
Net Income (millions of Mex$)	4,214	3,111
EBITDA (millions of Mex$)	9,810	6,741
EBIT (millions of Mex$)	5,277	3,870

Shares Outstanding (billion)	12.69	12.92
ADRs Outstanding (billion)	0.63	0.65

*	Net Income / Total Shares outstanding
**	20 Shares per ADR

Relevant Events

In the first quarter the company directed approximately 260 million dollars to the repurchase of its shares. The Board has recommended that dividends be doubled, to 12 peso cents per share, which means that dividends per share will have trebled over three years.

In March América Móvil issued a 5 year fixed-rate note in the amount of 500 million dollars and a 10 year fixed-rate bond for 800 million dollars and in April it issued a floating rate note totaling 300 million dollars. These obligations were for the most part placed with U.S. institutional investors. Also in April the company completed a 350 million dollar five year loan involving three international banks. The proceeds from these transactions were directed to the refinancing of obligations that matured mostly in 2004 and 2005, which resulted in both a lengthening of the average life of the debt and in a reduction in its overall cost.

In the context of a transaction involving the sale by Techint of a 20% interest in Argentine broadband company Techtel, a joint venture América Móvil had established with the Argentine consortium, we decided to sell our own 60% interest in that company so as to focus our efforts in the Argentine wireless market. The purchase price for our interest was 75 million dollars.

América Móvil's Subsidiaries & Affiliates as of March 2004

Country	Company	Business	Equity Participation	Consolidation Method

Subsidiaries
- Mexico	Telcel	wireless	100.0%	Global Consolidation Method
- Argentina	CTI	wireless	92.0%	Global Consolidation Method
	Techtel	broadband, wireline	60.0%	Global Consolidation Method
- Brazil	Telecom Americas	wireless	97.5%	Global Consolidation Method
- Colombia	Comcel	wireless	95.7%	Global Consolidation Method
- Ecuador	Conecel	wireless	100.0%	Global Consolidation Method
- El Salvador	CTE	wireless, wireline	52.6%	Global Consolidation Method
- Guatemala	ACT	wireless, wireline	100.0%	Global Consolidation Method
- U.S.A.	Tracfone	wireless	98.2%	Global Consolidation Method
Affiliates
- Mexico	US Commercial Corp.	other	29.7%	Equity Method
- U.S.A	Telvista	other	44.2%	Equity Method

Subscribers

América Móvil reached 46.7 million wireless subscribers and 1.7 million fixed lines at the end of March for a combined total of 48.3 million lines. The company gained 2.9 million wireless subscribers in the first quarter of the year. Most of the subscribers (approximately 98%) are equity subscribers, and as such reflect América Móvil's ownership interest in the various subsidiaries.

The biggest contributor in absolute terms to América Móvil's subscriber additions was Telcel, in Mexico , which added 1.13 million subscribers. It was followed by Telecom Americas, in Brazil , with 436 thousand subscribers; Comcel in Colombia , with 432 thousand subscribers; and Tracfone in the U.S. , with 395 thousand subscribers. CTI in Argentina obtained 204 thousand new clients, while Conecel in Ecuador maintained its dynamism, adding 153 thousand subscribers for a 10.0% sequential rise.

The Central American operations in Guatemala , El Salvador and Nicaragua obtained 180 thousand new wireless subscribers-bringing the total to 1.4 million - and increased the number of fixed lines by 47 thousand. In relative terms, it was Sercom in Nicaragua that experienced the most rapid growth rate amongst América Móvil's subsidiaries: 35.3% in the quarter, followed by CTE in El Salvador , with 29.2%.

In the United States , Tracfone added almost 400 thousand subscribers to its client base, which has grown by over 50% year-on-year.

Subscribers as of March 2004
Thousands

	Total (1)					Equity (2)

Country	1Q04	4Q03	Var.%	1Q03	Var.%	1Q04	4Q03	Var.%	1Q03	Var.%

Mexico	24,574	23,444	4.8%	20,752	18.4%	24,574	23,444	4.8%	20,752	18.4%
Argentina	1,615	1,411	14.5%	1,135	42.4%	1,486	1,298	14.5%	0	n.m.
Brazil	9,957	9,521	4.6%	7,948	25.3%	9,553	9,135	4.6%	4,740	101.6%
Colombia	4,106	3,674	11.8%	3,273	25.5%	3,930	3,516	11.8%	3,132	25.5%
Ecuador	1,691	1,537	10.0%	1,011	67.2%	1,691	1,537	10.0%	815	107.5%
El Salvador	279	216	29.2%	151	85.3%	147	110	33.3%	0	n.m.
Guatemala	951	870	9.4%	675	40.9%	940	859	9.4%	648	45.0%
Nicaragua	135	100	35.3%	12	n.m.	134	99	35.3%	12	n.m.
U.S.A.	3,347	2,952	13.4%	2,212	51.3%	3,286	2,899	13.4%	2,164	51.9%

Total Wireless	46,656	43,725	6.7%	37,170	25.5%	45,741	42,898	6.6%	32,263	41.8%

El Salvador	727	704	3.3%	664	9.6%	383	359	6.6%	0	n.m.
Guatemala	954	930	2.6%	823	15.8%	942	919	2.6%	790	19.2%

Total Fixed	1,681	1,634	2.9%	1,487	13.0%	1,325	1,278	3.7%	790	67.6%

Total Lines	48,337	45,359	6.6%	38,657	25.0%	47,066	44,175	6.5%	33,053	42.4%

(1)	Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.
(2)	Includes total subscribers weighted by the economic interest held in each company.

América Móvil's Consolidated Results

América Móvil's revenues increased by 4.0% in the first quarter and 55.8% year-on-year, to 27.9 billion pesos. Service revenues were up 7.6% in the quarter and 48.3% annually, to 23.7 billion pesos, aided by subscriber growth and better usage patterns.

EBITDA totaled 9.8 billion pesos, 45.5% more than a year earlier, resulting in an EBITDA margin of 35.1%. The margin was lower than the one seen in the first quarter of 2003 on account of very rapid subscriber growth across the various subsidiaries - with its corresponding impact on subscriber acquisition costs - and of certain extraordinary costs and expenses in Brazil. These costs and expenses are for the most part associated with the start-up of operations in two regions of Brazil , the roll-out of GSM services in the country and the incorporation of BCP. First incurred in the fourth quarter of 2003, these costs and expenses are expected to decline gradually throughout the year.

America Movil's Income Statement (in accordance with Mexican GAAP)
Millions of constant Mex$

	1Q04	1Q03	Var.%

Service Revenues	23,700	15,984	48.3%
Equipment Revenues	4,217	1,938	117.6%

Total Revenues	27,917	17,923	55.8%

Cost of Service	5,852	4,093	43.0%
Cost of Equipment	6,882	3,646	88.7%
Selling, General & Administrative Expenses	5,373	3,442	56.1%

Total Costs and Expenses	18,108	11,182	61.9%

Ebitda	9,810	6,741	45.5%
% of Total Revenues	35.1%	37.6%

Depreciation & Amortization	4,533	2,871	57.9%

Ebit	5,277	3,870	36.4%
% of Total Revenues	18.9%	21.6%

Net Interest Expense	485	168	189.0%
Other Financial Expenses	239	175	37.0%
Foreign Exchange Loss	-106	429	-124.6%
Monetary Result	-982	-1,091	10.0%

Comprehensive Financing Cost (Income)	-364	-319	-13.9%

Other Income and Expenses	74	100	-26.2%
Income & Deferred Taxes	1,253	952	31.6%

Net Income before Minority Interest and Equity	4,313	3,136	37.5%
Participation in Results of Affiliates

minus

Equity Participation in Results of Affiliates	-22	-19	-15.5%
Minority Interest	-77	-6	n.m.

Net Income	4,214	3,111	35.5%

*	n.m. = not meaningful

Operating profits were up 36.4% year-on-year, to 5.3 billion pesos, reflecting the effect of greater depreciation and amortization charges resulting from the consolidation of CTI, CTE and BCP late in 2003 and the strong capex program the company has followed.

A comprehensive financing income of 364 million pesos, nearly 14% larger than the one seen in the first quarter of 2003, was obtained through March, as the gains from the monetary and foreign currency positions more than offset net interest payments and other financial costs.

The company turned a net profit of 4.2 billion pesos in the quarter, 35.5% greater than the one seen a year before. This was equivalent to 33 peso cents per share, or 60-dollar cents per ADR.

Reflecting its strong free cash flow generation (after covering capex), the net debt of the company declined by 97 million dollars in the quarter, even after 260 million pesos had been channeled to share buybacks and 49 million dollars had been directed to the acquisition of a 49% interest in Nicaraguan company Enitel.

Balance Sheet (in accordance with Mexican GAAP)*
América Móvil Consolidated
Millions of Constant Mex$

	Mar-04	Dec-03	Var.%	Mar-03	Var.%		Mar-04	Dec-03	Var.%	Mar-03	Var.%

Current Assets						Current Liabilities
Cash & Securities	15,401	10,239	50.4%	9,221	67.0%	Short Term Debt**	10,020	12,297	-18.5%	7,616	31.6%
Accounts Receivable	11,463	11,593	-1.1%	6,456	77.6%	Accounts Payable	20,691	20,256	2.1%	9,955	107.8%
Other Current Assets	3,211	2,872	11.8%	1,908	68.3%	Other Current Liabilities	8,178	7,851	4.2%	4,707	73.7%

Inventories	4,913	5,311	-7.5%	2,698	82.1%		38,890	40,404	-3.7%	22,279	74.6%

	34,989	30,014	16.6%	20,283	72.5%

Long-Term Assets
Plant & Equipment	73,497	72,272	1.7%	65,528	12.2%
Investments in Affiliates	1,296	2,588	-49.9%	3,430	-62.2%	Long-Term Liabilities
						Long Term Debt	41,365	37,785	9.5%	38,665	7.0%
Deferred Assets						Other Long-Term Liabilities	3,780	3,837	-1.5%	2,217	70.5%

Goodwill (Net)	8,606	8,154	5.6%	6,089	41.3%		45,145	41,622	8.5%	40,882	10.4%

Brands & Licenses (Net)	33,782	34,218	-1.3%	25,978	30.0%
Deferred Assets	4,931	5,072	-2.8%	0	n.m.
						Shareholder's Equity	73,064	70,292	3.9%	58,148	25.7%

Total Assets	157,100	152,318	3.1%	121,309	29.5%	Total Liabilities and Equity	157,100	152,318	3.1%	121,309	29.5%

*	This presentation conforms with that of América Móvil's audited financial statements
**	Includes current portion of Long Term Debt

Mexico

As the Mexican economy picks up speed following a period of declining per-capita GDP, Telcel's subscriber and revenue growth have become more rapid, with its subscriber base rising by 1.13 million in the first quarter, to 24.6 million, and its revenues increasing by 5.6% on the quarter and 30.8% annually, to 15.5 billion pesos.

Service revenues expanded even faster in the quarter, by 8.7%, reflecting not only the improved economic performance of the country but also the impact that Telcel's promotions have had on stimulating the usage of wireless handsets. All in all, minutes of use per subscriber went up 8.3% in the quarter.

The increase in usage helped to drive a 2.6% rise in the average revenue per subscriber (ARPU), which stood at 185 pesos in the period. In the case of prepaid ARPUs, they have increased every quarter for the last eight quarters.

At 6.7 billion pesos, Telcel's EBITDA surpassed the previous quarter's figure by nearly 6% and the one observed the year before by 39%. The EBITDA margin remained practically unchanged, just below 43%. It reflects, among other things, the impact on subscriber acquisition costs of the brisk subscriber growth that took place over the last two quarters.

INCOME STATEMENT
Mexico
Millions of Constant Mex$

	1Q04	1Q03	Var.%

Revenues	15,518	11,864	30.8%
Ebitda	6,651	4,784	39.0%
%	42.9%	40.3%
Ebit	5,471	3,570	53.2%
%	35.3%	30.1%

Mexico 's Operating Data

	1Q04	1Q03	Var. %

Subscribers (thousands)	24,574	20,752	18.4%
Postpaid	1,509	1,364	10.6%
Prepaid	23,065	19,389	19.0%
MOU	97	74	30.1%
ARPU (Mex$)	185	172	7.5%
Churn (%)	3.0%	3.0%

Operating profits came in at 5.5 billion pesos, having increased by 8.1% in the quarter and 53.2% year-on-year.

Telcel proceeded with the rollout of its GSM network according to schedule. At the end of March the GSM network covered 434 towns and cities and approximately 110 highway routes.

Telcel's market share of wireless traffic has grown steadily over the last two years, since the consolidation of the Mexican wireless market began. The introduction by Telcel of “push-to-talk” services, expected to take place in the fourth quarter of this year, shall allow Telcel to compete more efficiently against its strongest competitor, who has established its presence in a specialized segment of the wireless market.

Argentina

CTI, América Móvil's Argentinean subsidiary, had a strong quarter in terms of net additions (204 thousand), which helped the company attain a subscriber base of 1.6 million at the end of the quarter, 14.5% more than in December.

The company generated 232 million Argentinean pesos (81 million dollars) in revenues, up 10.8% quarter over quarter, with equipment revenues rising 73.6%, reflecting the acceleration - which began towards the end of 2003 - of the company's subscriber growth. Year-on-year, revenues increased by 56.2%.

INCOME STATEMENT
Argentina
Millions of ARG$

	1Q04	1Q03	Var.%

Revenues	232	149	56.2%
Ebitda	39	52	-24.9%
%	16.9%	35.2%
Ebit	22	39	-43.0%
%	9.5%	26.1%

Argentina 's Operating Data

	1Q04	1Q03	Var. %

Subscribers (thousands)*	1,615	1,135	42.4%
Postpaid	327	262	24.9%
Prepaid	1,289	873	47.6%
MOU	147	104	41.3%
ARPU (ARG$)	47	39	21.5%
Churn (%)	1.7%	1.1%

*	Historical subscriber data of CTI has been made to conform to the commercial plans currently in place

The increased commercial activity of the company during the first quarter of the year was reflected in the expansion of its subscriber base and revenues, but also in the level of subscriber acquisition costs, which determined a reduction in CTI's EBITDA to 39 million Argentinean pesos.

Operating profits totaled 22 million Argentinean pesos (8 million dollars), or 9.5% of revenues.

Brazil

América Móvil's Brazilian operations gained 436 thousand subscribers in the first quarter, bringing their combined subscriber base to just under 10 million clients. This implies an organic rate of growth for the companies that now make up Telecom Americas of 4.6% relative to December and 25.3% compared to a year before.

INCOME STATEMENT
Brazil
Millions of R$

	1Q04	1Q03	Var.%

Revenues	1,076	549	96.0%

Ebitda	164	185	-11.4%
%	15.2%	33.7%
Ebit	-131	25	n.m.
%	-12.1%	4.6%

First quarter revenues were up 8.7% sequentially, to 1.1 billion reais (370 million dollars), with service revenues leading the way, as they rose by 27.5% sequentially and more than offset the seasonally lower equipment sales registered during the quarter. Compared to 2003, Telecom Americas' first quarter revenues almost doubled, reflecting the firms' own organic growth, the acquisition of BCP and BSE and the launching of green-field operations in two regions of Brazil ..

Telecom Americas' strong top-line growth, the incorporation of BCP's results for the full quarter and the gradual decline (which will continue throughout the year) of the costs and expenses associated to the re-branding of its operations, the launching of GSM services and the start-up of operations in the new regions, helped bring about an EBITDA of 164 million reais (56 million dollars) compared to 93 million reais in the fourth quarter. The companies' EBITDA margin expanded by 5.8 percentage points during the period, to 15.2%, from 9.4% in December.

As regards operating results, Telecom Americas reduced by 11.5% its operating loss, to 131 million reais (45 million dollars).

Brazil 's Operating Data

	1Q04	1Q03	Var. %

Subscribers (thousands)	9,957	5,282	88.5%
Postpaid	1,860	793	134.5%
Prepaid	8,097	4,489	80.4%
MOU	91	86	5.5%
ARPU (R$)	29	32	-7.8%
Churn (%)	2.2%	2.0%

Central America

América Móvil's Central American operations posted the highest rate of subscriber growth amongst the subsidiaries (15.2%), reflecting a strong performance by the newly acquired operations in El Salvador (29.2% quarterly growth rate) and by those in Nicaragua, which were set up only a year ago (35.3% rate). Altogether, the Central American operations had 1.4 million wireless subscribers at the end of the quarter, having added 180 thousand subscribers in the period. As regards fixed lines, they reached 1.7 million after adding 47 thousand in the quarter.

INCOME STATEMENT
Central America
Millions of US$

	1Q04	1Q03	Var.%

Revenues	231	210	10.3%

Ebitda	125	113	10.5%
%	53.9%	53.8%
Ebit	74	64	16.0%
%	32.0%	30.4%

Central America 's Operating Data

	1Q04	1Q03**	Var. %

Wireless Subscribers (thousands)	1,366	675	102.3%
Postpaid	142	67	112.4%
Prepaid	1,223	608	101.2%
Fixed Lines (thousands)	1,681	1,487	13.0%
Total Lines (Wireless + Fixed, 000's)	3,046	2,162	40.9%
MOU*	204	213	-4.3%
ARPU (US$)*	16	15	6.1%
Churn (%)*	1.2%	1.4%

*	Weighted by the number of wireless subscribers; refers to wireless operating data only.
**	Guatemala data only

Combined revenues amounted to 231 million dollars, practically unchanged compared to the previous quarter but up 10.3% annually. In spite of having registered a slight decline in the companies' revenues quarter over quarter, EBITDA came in 3% higher as the overall costs and expenses were kept under control. EBITDA margin went up almost two percentage points, to 53.9%, practically unchanged relative to the previous year in spite of the acceleration of subscriber growth.

Operating profits were up 11.6% in the quarter, to 74 million dollars, with its corresponding operating margin at 32.0%.

Colombia

Comcel obtained 432 thousand new subscribers during the first quarter of the year, bringing its subscriber base to over four million customers. This represents a 25.5% year-on-year increase.

INCOME STATEMENT
Colombia
Billion of COP$

	1Q04	1Q03	Var. %

Total Revenues	434	316	37.5%

EBITDA	110	104	6.5%
%	25.4%	32.8%
EBIT	13	28	-52.2%
%	3.1%	8.9%

Colombia 's Operating Data

	1Q04	1Q03	Var. %

Subscribers (thousands)	4,106	3,273	25.5%
Postpaid	1,111	1,052	5.6%
Prepaid	2,995	2,221	34.9%
MOU	95	81	17.7%
ARPU (COP$)	30,253	32,767	-7.7%
Churn (%)	2.7%	2.4%

First quarter revenues totaled 434 billion Colombian pesos (162 million dollars) and were up 11.5% sequentially and 37.5% compared to the same period of 2003, with service revenues increasing by nearly 18% on an annual basis. Minutes of use per subscriber went up 9.3% in the quarter.

The acceleration of the company's subscriber growth resulted in greater subscriber acquisition costs and had an impact on the first quarter's EBITDA margin: it fell to 25.4% from 32.8% the previous year. Nonetheless, EBITDA for the quarter (110 billion Colombian pesos, 41 million dollars) was still up 6.5% relative to the one observed the year before.

Ecuador

After adding 153 thousand subscribers in the first quarter, Conecel reached 1.7 million subscribers by the end of March. This made for a sequential increase of 10.0% and an annual increase of 67.2%.

At 79 million dollars, total revenues posted a similar rate of growth over the previous quarter as service revenues (approximately 11%); on an annual basis total revenues more than doubled. The company's EBITDA came in at 29 million dollars and was up 13.1% sequentially and 66.8% year-on-year, with the EBITDA margin practically unchanged at 36.8%.

Operating profits rose 14.2% in the quarter, to 19 million dollars, slightly improving its margin relative to revenues (24.0%).

INCOME STATEMENT
Ecuador
Millions of US$

	1Q04	1Q03	Var.%

Revenues	79	38	109.6%

Ebitda	29	17	66.8%
%	36.8%	46.3%
Ebit	19	10	81.9%
%	24.0%	27.7%

Ecuador 's Operating Data

	1Q04	1Q03	Var. %

Subscribers (thousands)	1,691	1,011	67.2%
Postpaid	124	81	52.0%
Prepaid	1,567	930	68.5%
MOU	41	54	-22.6%
ARPU (US$)	13	11	14.6%
Churn (%)	3.6%	3.6%

United States

Tracfone's subscriber base surpassed 3.3 million by the end of March, as the company gained 395 thousand new subscribers in the first quarter of the year.

Revenues in the amount of 174 million dollars were generated in the quarter, posting an increase of 4.7% over the fourth quarter and of 55.7% over the previous year's, with service revenues growing at a rate of 9.6% and 63.4%, respectively. MOUs were up 6.8% in the quarter, but ARPUs still declined by 8.0%.

In spite of its strong subscriber growth, Tracfone's first quarter EBITDA, 9 million dollars, compares favorably to the result obtained in the same period of 2003, when a loss of 6 million dollars ensued. In considering sequential comparisons it must be born in mind that some extraordinary discounts associated with the company having met certain traffic targets were applied in the fourth quarter.

Tracfone turned an operating profit of 5 million dollars, or 2.9% of revenues; the previous year it had registered a 10 million dollar loss.

INCOME STATEMENT
United States
US$ millions

	1Q04	1Q03	Var.%

Revenues	174	112	55.7%

Ebitda	9	-6	248.7%
%	5.2%	-5.5%
Ebit	5	-10	150.4%
%	2.9%	-8.9%

United States ' Operating Data

	1Q04	1Q03	Var. %

Subscribers (thousands)	3,347	2,212	51.3%
MOU	58	55	6.3%
ARPU (US$)*	15	14	7.3%
Churn (%)	3.8%	3.0%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2004

AMERICA MOVIL, S.A. DE C.V.

By:	/S/ Carlos Garcia Moreno
Name: Title:	Carlos Garcia Moreno Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.